787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

April 28, 2010

VIA EDGAR

Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AQR Funds

File Nos. 333-153445 and 811-22235

Dear Ms. Hatch:

On behalf of the AQR Funds (the “Registrant”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendments (the “Amendments”), No 12 and No. 13, to the Registrant’s Registration Statements on Form N-1A (the “Registration Statement”).

The Amendments are being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that they become effective on April 28, 2010.

The Amendments are being filed for the purpose of updating the financial statements and other information and to make other non-material changes. We have reviewed the Amendments and represent that they do not contain disclosures which would render them ineligible to become effective pursuant to Rule 485(b).

The Amendments also contain the Registrant’s responses to the telephonic comments provided by Laura E. Hatch of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 14, 2010 regarding the Registrant’s Post-Effective Amendments to its Registration Statement filed with the Commission on February 24, 2010. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Registration Statement(s). The Staff’s comments have been categorized as “Global Comments” and “Fund-Specific Comments,” and the comments have been grouped accordingly under each category.

NEW YORK        WASHINGTON, DC        PARIS        LONDON        MILAN         ROME        FRANKFURT        BRUSSELS

April 28, 2010

Global Comments

Comment 1	Table of Contents and Fund Highlights: Please use “Fund Summary” rather than “Fund Highlights” in the Table of Contents and the summary section of each Fund’s prospectus.

Response	The requested change has been made.

Comment 2	Table of Contents: Please delete the narrative disclosure following the Table of Contents of each Fund’s prospectus.

Response	The requested change has been made.

Comment 3	Cover: Please include the legend required under Rule 498(b)(1)(v) if the Funds intend to rely on Rule 498 and deliver a summary prospectus.

Response:	The Funds do not intend to rely on Rule 498 and therefore, will not include the legend required under Rule 498(b)(1)(v).

Comment 4	Fee Table: Please revise the line item regarding contractual fee waivers to read: “Less: Fee Waivers and/or Expense Reimbursements.”

Response	The requested change has been made.

Comment 5	Footnotes to the Fee Table: Please delete the footnote regarding the exchange of shares. Please delete the third sentence and last clause of the fourth sentence of the footnote regarding the contractual fee waivers and/or expense reimbursements and please disclose which parties can terminate the Fee Waiver Agreement.

Response	The requested changes have been made.

Comment 6	Expense Example: Please include the 5- and 10-year expense examples for any Fund that is not considered a “new fund” under Form N-1A.

Response	For any “new fund” as defined in Instruction 6 to Item 3 of Form N-1A, only the 1- and 3-year expense examples are shown. The 5- and 10-year expense examples are included for any Fund that is not considered a “new fund.”

Comment 7	Performance Information: Please delete the second and third sentences from the narrative disclosure immediately preceding the Average Annual Total Returns table. Please delete the second sentence from the narrative disclosure immediately following the Average Annual Total Returns table, unless it specifically applies to a Fund.

Response	The requested changes have been made, as applicable.

April 28, 2010

Comment 8	Important Additional Information - Portfolio Managers: Please delete the footnote to the portfolio manager table. The disclosure can be moved to the “Management of the Funds” section, as applicable.

Response	The requested change has been made.

Comment 9	Important Additional Information - Purchase and Sale of Fund Shares: Please delete: “at the NAV per share next determined following receipt of your purchase or redemption order in good order by the Fund or through certain financial intermediaries” from the first sentence of the narrative disclosure. Please delete the disclosure regarding fee waivers and delete the last sentence from the narrative disclosure. The information should be disclosed elsewhere in the statutory prospectus.

Response	The requested changes have been made.

Comment 10	Statement of Additional Information: Please confirm that the required Item 17 disclosure regarding Trustee qualifications and leadership structure of the Board of Trustees will be included in the Funds’ statements of additional information.

Response:	The required Item 17 disclosure will be included in the Funds’ upcoming filings pursuant to Rule 485(b).

Fund-Specific Comments: AQR Momentum Funds (AQR Momentum Fund, AQR Small-Cap Momentum Fund and AQR International Momentum Fund)

Comment 1	Principal Investment Strategies of the Fund: Please provide examples of equity-related securities in the “Principal Investment Strategies of the Fund” section.

Response	The requested change has been made. The following disclosure has been added as a parenthetical to the first sentence of the first paragraph in the “Principal Investment Strategies of the Fund” section:

(including, but not limited to, exchange-traded funds, equity index futures, and depositary receipts)

Comment 2	Principal Investment Strategies of the Fund: Please provide the market capitalization range for small-, mid- and large-cap companies, as applicable.

Response	The requested change has been made.

Comment 3	Principal Investment Strategies of the Fund: In the first paragraph in the “Principal Investment Strategies of the Fund” section, please define or provide additional disclosure clarifying what “relevant universe” means.

April 28, 2010

Response	The requested change has been made.

Comment 4	Principal Risks of Investing in the Fund: Please consider including the risks associated with investing in exchange traded funds and the risks associated with investing in mid-cap companies, as applicable.

Response	The requested change has been partially made. The Funds have added mid cap securities risk as a principal risk; however, the Funds have not added the risks associated with exchange-traded funds (“ETFs”) as a principal risk. While each Fund has the ability to invest in ETFs as part of its principal investment strategy, the Fund does not currently invest a significant portion of its assets in ETFs. The Fund does not believe that it is appropriate to include ETF risk as a principal risk of the Fund at this time; however, ETF risk is disclosed in the SAI. In the future, if the Fund does invest significantly in ETFs, the Fund will consider including ETF risk as a principal risk of the Fund.

Comment 5	Details About the Fund - Principal Investment Strategies: Please disclose that the fund invests significantly in common stocks in the “Principal Investment Strategies of the Fund” section.

Response	The requested change has been made. The following disclosure has been added:

The Fund invests significantly in common stocks.

Comment 6	Details About the Fund - Principal Investment Strategies: Please supplementally explain why currency forwards are included as an equity-related security.

Response	The Fund has deleted the reference to currency forwards from the parenthetical regarding equity-related securities.

Fund-Specific Comments: AQR Global Equity Fund

Comment 1	Principal Investment Strategies of the Fund: Please supplementally explain what “Net dividends Unhedged in U.S. Dollars” means and confirm that it is part of the name of the Fund’s benchmark index.

Response	The term “Net dividends Unhedged in U.S. Dollars” has been removed from the Prospectus disclosure.

Comment 2	Principal Investment Strategies of the Fund: Please move the last sentence of the second paragraph regarding investing for temporary defensive purposes to the “Details About the AQR Global Equity Fund” section.

Response	The Fund respectfully declines to make the suggested change. Instruction 6 to Item 9(b)(1) of Form N-1A requires the Fund to disclose, if applicable, that the Fund may take temporary defensive positions. Item 4(a) of Form N-IA requires

April 28, 2010

that, based on the information given in response to Item 9(b), the Fund summarize how it intends to achieve its investment objective by identifying the Fund’s principal investment strategies. As a result, the Fund believes that it is consistent with the requirements of Form N-1A to include disclosure regarding the Fund’s temporary defensive strategies.

Comment 3	Principal Investment Strategies of the Fund: Please include disclosure that the Fund may enter into short sales and may invest in value stocks as part of its principal investment strategies. Short sale risk and value style risk are disclosed as principal risks.

Response	The requested change has been made.

Fund-Specific Comments: AQR International Equity Fund

Comment 1	Principal Investment Strategies of the Fund: Please supplementally explain what “Net dividends Unhedged in U.S. Dollars” means and confirm that it is part of the name of the Fund’s benchmark index.

Response	The term “Net dividends Unhedged in U.S. Dollars” has been removed from the Prospectus disclosure.

Comment 2	Principal Investment Strategies of the Fund: Please include disclosure that the Fund may invest in value stocks as part of its principal investment strategies. Value style risk is disclosed as a principal risk.

Response	The requested change has been made.

Fund-Specific Comments: AQR Diversified Arbitrage Fund

Comment 1	Footnotes to the Fee Table. Please revise Footnote 1 to the Fee Table such that it states: “Expenses relating to dividends on shorts sales are estimated.” Please delete the remainder of the Footnote 1.

Response	The requested change has been made.

Comment 2	Principal Investment Strategies of the Fund: Please revise the disclosure to clarify that the Fund invests in securities to implement its strategies rather than stating that the Fund invests in a portfolio of “strategies.” In the second paragraph in the “Principal Investment Strategies of the Fund” section, rather than including a cross reference to the “Details About the AQR Diversified Arbitrage Fund,” please summarize in the summary section what is being cross-referenced.

April 28, 2010

Response	The requested changes have been made. The disclosure in the second paragraph in the “Principal Investment Strategies of the Fund” section has been revised as follows:

The Fund uses a number of arbitrage and alternative investment strategies employed by hedge funds and proprietary trading desks of investment banks, including merger arbitrage, convertible arbitrage, and other kinds of arbitrage or alternative investment strategies described more fully below. The Fund normally invests primarily in equities, convertible securities, debt securities, options and warrants.

Comment 3	Principal Investment Strategies of the Fund: In the fifth paragraph of the “Principal; Investment Strategies of the Fund” section, please clarify what “straight debt securities” means, or alternatively, delete the word “straight.”

Response	The requested change has been made. The Fund has deleted the word “straight” preceding “debt securities.”

Comment 4	Principal Risks of Investing in the Fund: Please consider including the risks associated with investing in convertible securities and junk bonds, if applicable.

Response	The requested change has been made. The Fund has added convertible securities risk and below investment-grade bond risk as principal risks.

Fund-Specific Comments: AQR Managed Futures Strategy Fund

Comment 1	Table of Contents. Please include the AQR Managed Futures Strategy Fund in the Table of Contents.

Response	The requested change has been made.

Comment 2	Investment Objective: Please delete the paragraph immediately following the investment objective and move it to the “Principal Investment Strategies of the Fund” section.

Response	The requested disclosure has been deleted from the “Investment Objective” section. The Fund respectfully declines to move the disclosure to the “Principal Investment Strategies of the Fund” section; however, the disclosure is included in the “Details About the AQR Managed Futures Strategy Fund” section.

Comment 3	Footnotes to the Fee Table: Please revise Footnote 2 to the Fee Table to state: “Operating Expenses are estimated for the current fiscal year.” Please delete the remainder of the Footnote 2.

Response	The requested change has been made.

April 28, 2010

Comment 4	Principal Investment Strategies of the Fund: Please include the following disclosure in the “Principal Investment Strategies of the Fund” section and in the Details About the AQR Managed Futures Strategy Fund” section:

“The Fund’s return is expected to be derived principally from changes in the value of securities and its portfolio is expected to consist principally of securities.”

Response	The requested change has been made.

Comment 5	Principal Investment Strategies of the Fund: In the third paragraph in the “Principal Investment Strategies of the Fund” section, rather than including a cross reference to the “Details About the AQR Managed Futures Strategy Fund,” please summarize in the summary section what is being cross-referenced.

Response	The requested change has been made. The following disclosure has been added:

When taking a “long” position, the Fund purchases an instrument outright; when taking a “short” position, the Fund sells an instrument that it does not own and must borrow to meet its settlement obligations. A “long” position will benefit from an increase in price of the underlying Instrument, while a “short” position will benefit from a decrease in price of the underlying Instrument.

Comment 6	Principal Investment Strategies of the Fund: Please move the risk-related disclosure included in the fourth, fifth and sixth paragraphs in the “Principal Investment Strategies of the Fund” section to the “Principal Risks of Investing in the Fund” section.

Response	The Fund respectfully declines to make this change. The Fund believes that while the disclosure in these paragraphs includes risk language, this disclosure is necessary in the “Principal Investment Strategies of the Fund” as it helps to convey and summarize the principal investment strategies of the Fund.

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The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents, and represents that it will not assert the Commission’s comment process as a defense in any securities-related litigation brought against the Fund.

Please do not hesitate to contact me at (212) 728-8681 if you have comments or if you require additional information regarding the Registration Statement.

April 28, 2010

Respectfully submitted,

/s/ Jack D. Cohen

Jack D. Cohen

cc:	Rose F. DiMartino, Esq.
Brendan R. Kalb, Esq.
Nicole DonVito, Esq.